

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2023

Yuliia Zaporozhan
President
StageWise Strategies Corp.
Friedrichstr. 114A,
10117, Berlin, Germany

> **Re: StageWise Strategies Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 24, 2023**
> **File No. 333-275731**

Dear Yuliia Zaporozhan:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 for Form S-1 filed November 24, 2023

Cautionary note regarding forward-looking statements, page 6

1. We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context because you are not currently a reporting company. See Section 27A(a)(1) of the Securities Act. Please revise.

Prospectus Summary
Our Company, page 7

2. Please clarify in this section that you are a development stage company and have generated no revenue yet. Disclose what steps need to be taken for you to begin generating revenue and when you expect those steps to be completed. Also, disclose here that the company's independent auditors have raised doubt about the company's ability to continue as a going concern and that as of September 30, 2023, you had a working capital deficit of approximately $9,660.

<u>Implications of Being an Emerging Growth Company, page 8</u>

3.   Please update your disclosure to reflect that the current revenue threshold for an EGC is $1.235 billion. Refer to the definition of Emerging Growth Company in Rule 405 under the Securities Act.

<u>Use of Proceeds, page 18</u>

4.   Please revise the use of proceeds table for all scenarios to ensure that your offering costs agree to disclosures elsewhere in the filing and that each scenario properly foots. For example, the line "SEC reporting and offering expenses" does not match the table on page 53. Similarly, the "cost of this offering" line is the same as the Total line below.

<u>Dilution, page 21</u>

5.   Please revise the line in your dilution table that is titled "net proceeds to the company" to reflect your gross proceeds under each scenario minus your offering costs. The amounts you currently present do not give effect to your offering costs. In addition, explain to us how you calculated the line in your dilution table titled "% dilution."

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Plan of Operations, page 24</u>

6.   Please revise to include a discussion of how you will proceed with the various stages of your operational plan assuming 25%, 50%, 75% and 100% of the shares are sold in this offering.

<u>Liquidity and Capital Resources, page 25</u>

7.   You state on page 23, that as of September 30, 2023, Ms. Zaporozhan advanced the company $90,000. However, disclosures elsewhere appear to indicate that as of such date, you received only $14,000 of the amount available pursuant to the Loan Agreement with your president. Please revise to clarify this apparent inconsistency. Also, revise to clearly disclose the minimum period of time that you will be able to conduct your planned operations using currently available resources and clarify how such determination factors into any additional funds available under the loan with Ms. Zaporozhan. Refer to Item 303(b)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

8.   You state that you need a minimum of $30,000 to proceed with operations for the next 12 months. You also disclose that should the company fail to sell less than 50% of the shares in this offering (i.e., $60,000 gross proceeds) you will be forced to scale back or abort completely the implementation of your 12-month plan of operation. Please revise to clarify this apparent inconsistency.

Business
Key service offerings, page 28

9. You list the API tool as your primary revenue source. Please revise to articulate the specific stage of development the company has currently achieved with this product and the launch date for the API tool. Please specify if you had any subscriptions to-date. Please revise your risk factors to disclose the consequences of failing to successfully launch the API tool.

Description of securities, page 35

10. Please disclose the rights and privileges of holders of common stock, including voting and liquidation rights. See Item 202 of Regulation S-K.

Balance Sheet, page F-2

11. Please revise to describe the nature of the $28,800 intangible assets on your balance sheet including how and when this asset(s) was acquired. Refer to ASC 350-10-30-50-1 through 50-3.

Statement of Cash Flows, page F-5

12. Please revise to ensure your Statement of Cash Flows properly foots and that all non-cash investing and financing activities are supplementally disclosed. Refer to ASC 230-10-50-3 through 50-6.

13. We note your disclosure on page 25 that "Since inception, we have sold 4,000,000 shares of common stock to our directors for net proceeds of $4,000." Please confirm that the company has actually received the proceeds from the sale of founder shares.

General

14. You state on the cover page and on pages 8 and 23 that as an emerging growth company you have elected to opt out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, on page 15 you indicate that company has opted to make use of the extended transition period. Please revise this apparent inconsistency. To the extent you opt out of the extended transition provisions, revise to state that such election is irrevocable. Alternatively, if you plan to take advantage of such provisions, revise to state that as a result of such election, the company's financial statements may not be comparable to companies that comply with public company effective dates.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Crispino at 202-551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert J. Zepfel